[Letterhead of Eversheds Sutherland (US) LLP]
June 3, 2022
Daniel S. Greenspan, Senior Counsel
Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20002

Re:	Nuveen Churchill Private Capital Fund
Registration Statement on Form N-2
File No. 333-262771
Dear Mr. Greenspan:
On behalf of Nuveen Churchill Private Capital Income Fund (the “Fund”), set forth below are the Fund’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) on March 18, 2022, regarding the Fund’s Registration Statement on Form N-2 (File No. 333-262771) (the “Registration Statement”) filed on February 14, 2022. The Staff’s comments are set forth below and are followed by the Fund’s responses. Where revisions to the Registration Statement are referenced in the responses set forth below, such revisions have been included in Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 filed with the SEC on June 3, 2022 (and accepted as of June 6, 2022) (the “Amended Registration Statement”).
GENERAL
1.    We note that material portions of the filing are incomplete at this time (e.g., fees and expenses, financial and management information, graphics, exhibits, etc.). Please complete and update all information that is currently in brackets or missing in the registration statement, including exhibits, in a pre-effective amendment to the Registration Statement. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.
Response: The Fund acknowledges the Staff’s comment and has updated the Amended Registration Statement to address the information in brackets or missing in the Registration Statement.
LEGAL COMMENTS
2.    Please tell us if you have presented any test-the-waters materials to potential investors in connection with this offering. If so, please provide us with copies of such materials for our review.
Response: The Fund respectfully advises the Staff on a supplemental basis that the Fund has not presented any test-the-waters materials to potential investors in connection with its offering.
3.    Please confirm to us that the Fund will seek FINRA’s review of the underwriting terms and arrangements of the offering, and obtain a “no objections” letter prior to requesting acceleration of the registration statement.
Response: The Fund respectfully advises the Staff on a supplemental basis that the Fund is seeking FINRA’s review of the underwriting terms and arrangements of the offering, and will seek to obtain a “no objections” letter prior to requesting acceleration of the registration statement.
4.    If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the

Daniel S. Greenspan, Senior Counsel
June 3, 2022

Securities Act, please identify the omitted information to us, preferably before filing the final pre-effective amendment.
Response: The Fund respectfully advises the Staff on a supplemental basis that it does not intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act.
Prospectus Pages i-ii
5.    Please revise, where applicable, to clarify what metric or metrics the Fund uses to determine that a private equity firm is a “leading” or “top-tier” firm.
Response: The Fund has revised pages 1 and 63 of the Amended Registration Statement to reflect the Staff’s comment.
6.    We note that TIAA will contribute certain portfolio investments to the Fund (or a wholly owned subsidiary of the Fund) prior to the Fund’s election to be regulated as a BDC under the 1940 Act. Please provide disclosure about these portfolio investments, as applicable, in accordance with Item 8.6.a. (“Portfolio Companies”) of Form N-2 or tell us why such disclosure is not required.
Response: The Fund has provided disclosure about the portfolio investments contributed by TIAA starting on page 93 of the Amended Registration Statement.
7.    Please state here and elsewhere where you discuss the Fund’s exemptive application that there is no assurance that this exemptive order will be granted. If you have submitted or expect to submit any other exemptive applications or no-action requests in connection with the registration statement, please advise us of this.
Response: The Fund respectfully advises the Staff on a supplemental basis that the SEC granted its exemptive order to permit the Fund to offer multiple classes of common shares and to impose varying sales loads, asset-based service and/or distribution fees and early withdrawal fee and has revised the cover page and pages 7 and 144 of the Amended Registration Statement accordingly. The Fund has not submitted or does not currently expect to submit any other exemptive applications or no-action requests in connection with the registration statement.
8.    In the third bolded item on page ii regarding the Fund’s repurchase program, please include a cross-reference to those sections of the prospectus that discuss the Fund’s repurchase policies and the attendant risks.
Response: The Fund has revised page ii of the Amended Registration Statement to reflect the Staff’s comment.
9.    In the last bolded item on page ii regarding leverage, please include a cross reference to the prospectus discussion regarding the risks associated with a leveraged capital structure. See Item 1.1.j of Form N-2.
Response: The Fund has revised page ii of the Amended Registration Statement to reflect the Staff’s comment.
10.    Please include a bolded bullet point item with the following information: “An investor will pay a sales load of up to [_]% and offering expenses of up to [_]% on the amounts it invests. If you pay the maximum aggregate [_]% for sales load and offering expenses, you must experience a total return on your net investment of [_]% in order to recover these expenses.”
Response: The Fund has revised page iii of the Amended Registration Statement to reflect the Staff’s comment.

Daniel S. Greenspan, Senior Counsel
June 3, 2022

Cautionary Note Regarding Forward-Looking Statements, page viii
11.    At the end of this section, please disclose that the safe harbors for forward-looking statements under Section 27A of the Securities Act and Section 21E of the Exchange Act do not apply to forward-looking statements made in connection with this offering.
Response: The Fund has revised page x of the Amended Registration Statement to reflect the Staff’s comments.
Prospectus Summary
Q. What is your investment strategy? page 1
12.    It is our understanding that unitranche loans consist only of “first-out” and “last-out” positions. Therefore, if the Fund is investing in “other than last-out positions” in unitranche loans,” it follows that its unitranche investments will only be first-out positions. If this is correct, please revise to affirmatively state that the Fund will only invest in first-out positions in unitranche loans.
Response: The Fund has revised the cover page and page 1 of the Amended Registration Statement to reflect the Staff’s comment.
13.    Please revise the second bullet item at the top of page 2 to specify what “significant” cash equity capitalizations are.
Response: The Fund has revised pages 2 and 79 of the Amended Registration Statement to reflect the Staff’s comments.
14.    In the last bullet item at the bottom of page 2, “defensible niche strategy or other barriers to entry,” please clarify the metric or standard that the Fund uses to determine that an investment is “liquid,” as some loans can take several weeks to settle.
Response: The Fund has revised page 2 of the Amended Registration Statement to reflect the Staff’s comment.
Q. Will you use leverage? page 3
15.    Please confirm to us that the Fund does not intend to issue preferred shares within one year of the effective date of the registration statement. Otherwise, please revise the prospectus, including the fee table, to reflect the issuance of any such preferred stock and include disclosure in the prospectus about the consequences to common shareholders of the issuance of preferred shares, e.g., subordination, diminished voting power, increased expense ratio, etc.
Response: The Fund respectfully advises the Staff on a supplemental basis that the Fund does not expect to issue preferred shares within one year of the effective date of the registration statement.
Q. What class shares are you offering? page 6
16.    Please revise the disclosure at the top of page 7 to state that “Shareholders holding Class S and Class D shares also will be subject to annual ongoing servicing and/or distribution fees of 0.85% and 0.25%, respectively.”
Response: The Fund has revised page 7 of the Amended Registration Statement to reflect the Staff’s comment.
Q. What fees do you pay to the Adviser? page 12
17.    If the Adviser has the right to reimbursement for any management or incentive fees waived as described, please revise to make this clear.
Response: The Fund respectfully advises the Staff on a supplemental basis that the Adviser does not have a right to reimbursement of the management fee and incentive fee that is being waived until the expiry of twelve months from the date in which the Fund breaks escrow of this offering.

Daniel S. Greenspan, Senior Counsel
June 3, 2022

Q. What are your policies related to any conflicts of interest? page 14
18.    The disclosure at the top of page 15 provides that “[s]ubject to the limitations of the 1940 Act, the Fund may invest in loans or other securities, the proceeds of which may refinance or otherwise repay debt or securities of companies whose debt is owned by other Firm funds.” Please explain to us what sorts of investments are contemplated by this statement and how they can be made consistent with the limitations contained in the 1940 Act.
Response: The Fund respectfully advises the Staff on a supplemental basis that the foregoing disclosure is contemplating circumstances such as those in which a private equity sponsor sells its interest to a third-party and the new, unaffiliated private equity sponsor seeks to refinance or otherwise repay debt or securities of a portfolio company that an existing fund that is affiliated with Churchill Asset Management (“Churchill”) may hold a position in. Moreover, the new, unaffiliated private equity sponsor would negotiate new terms of the transaction, which transaction would not be conditioned upon or dependent upon any fund managed by Churchill participating in the refinancing. The Fund may, on an opportunistic basis, invest in loans or other securities in connection with a refinancing transaction of the kind described above, and such proceeds may be used to repay the debt or securities held by the affiliated Churchill fund. Under the foregoing circumstance, the Fund does not believe that a joint transaction prohibited by Sections 17(d) and 57(a)(4) of the Investment Company Act of 1940, as amended (the “1940 Act”), would be extant because none of the Churchill-affiliated funds would participate in the negotiations or otherwise have the ability to impact the terms of the transaction. As disclosed in the Registration Statement, any refinancing or similar transaction will be subject to the limitations of the 1940 Act.
Risk Factors, page 21
19.    Please consider whether your risk factors concerning general global and European economic conditions should be revised to specifically address ongoing developments with respect to the conflict in Ukraine and related sanctions imposed on Russia, e.g., the impact on the European banking sector or wider impacts on global finance.
Response: The Fund has revised pages 29 and 30 of the Amended Registration Statement to reflect the Staff’s comment.
Risks Related to Churchill and its Affiliates; Conflicts of Interests, page 45
There may be conflicts related to . . . the Fund’s relationship with Churchill, Nuveen and TIAA, page 45
20.    Please revise to explain the meaning of Churchill and Nuveen Asset Management simultaneously managing certain securities for the Fund and the same investments on “a whole-loan, whole-security basis for TIAA pursuant to separate engagements.” Supplementally, please tell us how administrative agent fees are covered by the order allowing co-investment.
Response: The Fund has revised pages 47 and 123 of the Amended Registration Statement to address the Staff’s comment. The Fund respectfully advises the Staff on a supplemental basis that, in compliance with condition 14 of the exemptive order granted by the SEC on June 7, 2019, to the extent any administrative agents fees retained by an Adviser, any Affiliated Fund, any Regulated Fund, or any affiliate of the foregoing, constitute transaction fees in connection with any co-investment transaction, such transaction fees would be distributed to the participants in the co-investment transaction on a pro rata basis based on the amounts they invested or committed, as the case may be, in such co-investment transaction. Each of the terms “Adviser”, “Affiliated Fund” and “Regulated Fund” as used in this response has the meaning ascribed to them in the Notice of Application issued by the SEC on May 15, 2019 to Nuveen Churchill BDC LLC, et al.
Investment Objective and Strategies, page 70
21.    With respect to the second bulleted item at the top of page 71 referring to “a North American base of operations,” please reconcile this statement with the Fund’s strategy to invest specifically in U.S. middle-market companies. In other words, please clarify how the

Daniel S. Greenspan, Senior Counsel
June 3, 2022

Fund defines the term “U.S.” to ensure that its investments are consistent with its U.S. focus.
Response: The Fund has revised pages 2 and 80 of the Amended Registration Statement to reflect the Staff’s comment.
Overview of Market Opportunity, page 73
22.    To the extent that the Fund is aware of available data that indicates the magnitude of the private equity capital specifically invested in U.S. middle-market companies, please consider adding this information to your discussion of market opportunity.
Response: The Fund has revised page 83 of the Amended Registration Statement to reflect the Staff’s comment.
Competitive Advantage, page 76 Cycle tested track record, page 78
Junior Capital Investments and Equity Co-Investments, page 79
23.    In addition to the loss rate and portfolio yield given for the Senior Loan Investment Team, please consider similarly providing the PEJC Investment Team’s cumulative loss rate for the junior loan strategy, and weighted average asset-level portfolio yield, net of losses, since inception.
Response: The Fund has revised page 88 of the Amended Registration Statement to reflect the Staff’s comment.
24.    To the extent practicable, please discuss performance for the PEJC Investment Team that encompasses the same period (2006 – 2021) as the Senior Loan Investment Team, or tell us why you are unable to do so.
Response: The Fund respectfully advises the Staff on a supplemental basis that the PEJC Investment Team began investing in the U.S. middle market, on behalf of Teachers Insurance and Annuity Association of America (the ultimate parent of Churchill), through private equity fund commitments and directly with equity co-investments and junior capital in 2011 and therefore we are unable to provide performance data prior to 2011.
Environmental, Social and Governance Polices, page 82
25.    Please briefly describe the ESG policy that Churchill will utilize in managing the Fund’s portfolio.
Response: The Fund respectfully advises the Staff on a supplemental basis that Churchill’s ESG policy requires that it evaluate ESG-related risks that have the potential to damage a company’s operations and reputation, and perform an analysis of the issuer’s operating history to determine whether such risks are managed to minimize defaults that could give rise to investment losses.  Pursuant to the policy, Churchill’s investment teams apply a set of criteria against each investment opportunity through the use of an ESG rating template, the output of which is included in the materials presented to and reviewed by the applicable investment committee underwriting the investment opportunity. The ESG rating template used by Churchill requires an assessment of the materiality of ESG-related risks, review of ‘high-risk’ business activities that may violate applicable underwriting standards, and a management assessment. Using a proprietary ESG methodology, the template rates individual issuers based on its perceived management of ESG risk relative to peers.  Post-investment, the ESG policy requires the relevant investment teams to conduct reviews with company management to discuss any ESG-related issues that have arisen.  Any such issues are discussed and considered by the Churchill investment teams during periodic portfolio review meetings in order to perform an ongoing risk assessment.
Senior Loan Origination and Underwriting Platform, page 89
26.    In the second complete sentence at the top of page 90, where you discuss the Senior Loan Investment Committee’s success rate in closing investments and the average investment size of 0.5%, please clarify what 0.5% is in reference to (i.e., 0.5% of what?).
Response: The Fund has revised page 106 of the Amended Registration Statement to reflect the Staff’s comment.

Daniel S. Greenspan, Senior Counsel
June 3, 2022

Junior Capital Investments Origination and Underwriting Platform, page 91
27.    Please confirm whether the dollar amounts shown in the bar chart on page 91 are inclusive of equity and, if so, disclose the relative breakdown between debt and equity for each of the years provided.
Response: The Fund respectfully advises the Staff on a supplemental basis that the bar chart on page 91 of the Registration Statement and page 107 of the Amended Registration Statement include only junior capital investments and do not include equity co-investments.
Portfolio Management, page 93 Investment Committee, page 94
28.    We note that there are references throughout the filing variously to the Investment Committee and the Joint Investment Committee, which appear to be the same entity. If so, to minimize any confusion, please revise as necessary to be consistent throughout.
Response: The Fund has revised the Amended Registration Statement to refer to the investment committee as the “Investment Committee” consistently throughout.
Advisory Agreement and Other Agreements, page 98 Incentive Fee, page 98
29.    Please tell us whether derivatives are included in the calculation of pre-incentive fee net investment income. If yes, please explain to us whether the Fund will consider its derivatives to be securities of eligible portfolio companies under section 55 of the 1940 Act. Also, please disclose in this section how derivatives are valued for purposes of calculating the incentive fee.
Response: The Fund respectfully advises the Staff on a supplemental basis that it does not currently expect to invest in derivatives. To the extent the Fund expects to invest in derivatives in the future, derivatives will be included in the calculation of pre-incentive fee net investment income and our disclosure will reflect how the Fund values such derivative position for purposes of calculating the incentive fee.
Potential Conflicts of Interest, page 107 Allocation of Investment Opportunities, page 107
30.    Please file the Adviser’s investment allocation policy as an exhibit to the registration statement.
Response: The Fund respectfully advises the Staff on a supplemental basis that all of the material aspects of the Adviser’s investment allocation policy that would be pertinent to an investor in the Fund are disclosed in the Amended Registration Statement. The Fund also respectfully notes that neither Item 25.2 of Form N-2 nor Item 601 of Regulation S-K would require disclosure of the Adviser’s investment allocation policy. In addition, there are aspects of the Adviser’s investment allocation policy that are proprietary to the Adviser’s business and reflect policies and procedures for other advisory clients that are not otherwise public. For the foregoing reasons, we respectfully ask the Staff to reconsider its request.
Description of Our Common Shares, page 111
31.    If there are any substantive differences in the respective rights of holders of Class S, Class D and Class I shares not otherwise disclosed, please describe these.
Response: The Fund respectfully advises the Staff on a supplemental basis that there are no substantive differences in the respective rights of holders of Class S, Class D and Class I shares that are not otherwise disclosed.
Delaware Law and Certain Declaration of Trust Provisions, page 115 Derivative Actions, page 118
32.    Please disclose that the derivative action provisions do not apply to claims arising under the federal securities laws and revise these provisions as necessary in the Fund’s organizational documents to state that the provisions do not apply to claims arising under the federal securities laws.
Response: The Fund has revised page 137 of the Amended Registration Statement to reflect the Staff’s comment. The Fund has amended its amended and restated declaration of trust (the “Declaration of Trust”) to reflect the Staff’s comment, a copy of which is

Daniel S. Greenspan, Senior Counsel
June 3, 2022

attached to the Amended Registration Statement as Exhibit (a) to the Amended Registration Statement.
Exclusive Delaware Jurisdiction, page 118
33.    Please revise this provision in the Fund’s organizational documents to state that the provision does not apply to claims arising under the federal securities laws. Please also disclose the corresponding risks of such a provision even as to non-federal securities law claims (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum) and that the provision does not apply to claims arising under the federal securities laws.
Response: The Fund has revised pages 137 and 138 of the Amended Registration Statement to reflect the Staff’s comment. The Fund has amended the Declaration of Trust to reflect the Staff’s comment, a copy of which is attached to the Amended Registration Statement as Exhibit (a) to the Amended Registration Statement.
ACCOUNTING COMMENTS
34.    Please be advised that our review of the required financial statements and related information cannot be completed until you have included such information in the registration statement by pre-effective amendment. We may have accounting and related comments on such disclosure once it has been provided.
Response: The Fund respectfully acknowledges the Staff’s comment.
*          *          *
Please do not hesitate to call me at (202) 383-0278, Steven B. Boehm at (202) 383-0176, or Owen Pinkerton at (202) 383-0262 if you have any questions or require any additional information.

Sincerely,

/s/ Payam Siadatpour
Payam Siadatpour

cc:	John Lee, Branch Chief
Christian Sandoe, Assistant Director
John D. McCally, General Counsel, Churchill Asset Management LLC
Steven B. Boehm, Esq., Eversheds Sutherland (US) LLP
Owen Pinkerton, Esq., Eversheds Sutherland (US) LLP